Randolph Acquisitions, Inc.

4228 1st Ave, Unit 15,

Tucker, GA 30084

(404) 867-3110

July 6, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Randolph Acquisitions, Inc.
Registration Statement on Form S-1
File No. 333-216730

To the Securities and Exchange Commission:

Randolph Acquisitions, Inc. has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. No. 333-216730).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 10:00 am EST on July 10, 2017 or as soon as practicable thereafter.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Richard Randolph

Chief Executive Officer

Randolph Acquisitions, Inc.